Exhibit 99.1

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR FISCAL 2023

Trading Symbol: TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, April 13, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the fiscal year 2023 ended March 31, 2023 ("Fiscal 2023"). The Company expects to release its Fiscal 2023 audited financial results on Thursday, May 25, 2023 after market close.

In Fiscal 2023, the Company produced approximately 6.6 million ounces of silver, 4,400 ounces of gold, 68.1 million pounds of lead, and 23.5 million pounds of zinc, representing increases of 8%, 29%, and 6%, respectively, in silver, gold, and lead, and a decrease of 12% in zinc compared to the prior year ("Fiscal 2022").

The Company reiterates its Fiscal 2024 production guidance of approximately 6.8 to 7.2 million ounces of silver, 4,400 to 5,500 ounces of gold, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc. Fiscal 2024 production guidance represents anticipated increases of 3% to 8% in silver, 0% to 25% in gold, 4% to 8% in lead, and 18% to 26% in zinc compared to Fiscal 2023 production results.

FISCAL 2023 OPERATING HIGHLIGHTS

  On a consolidated basis, 1,068,983 tonnes of ore were mined, and 1,072,654 tonnes of ore were milled, both up 7% over Fiscal 2022. Approximately 6.6 million ounces of silver, 4,400 ounces of gold, 68.1 million pounds of lead, and 23.5 million pounds of zinc were produced, representing increases of 8%, 29%, and 6%, respectively, in silver, gold, and lead, and a decrease of 12% in zinc compared to Fiscal 2022.
  On a consolidated basis, the Company sold approximately 6.6 million ounces of silver, 4,400 ounces of gold, 65.7 million pounds of lead, and 23.4 million pounds of zinc, representing increases of 6%, 29%, and 3%, respectively, in silver, gold, and lead, and a decrease of 13% in zinc compared to Fiscal 2022.
  At the Ying Mining District, 769,024 tonnes of ore were mined, and 773,057 tonnes of ore were milled, both up 13% over Fiscal 2022. Approximately 6.0 million ounces of silver, 4,400 ounces of gold, 60.3 million pounds of lead, and 7.2 million pounds of zinc were produced, representing increases of 9%, 29%, 10% and 6%, respectively, in silver, gold, lead and zinc over Fiscal 2022.
  At the GC Mine, 299,959 tonnes of ore were mined, down 5% over Fiscal 2022, and 299,597 tonnes of ore were milled, down 6% over Fiscal 2022. Approximately 593 thousand ounces of silver, 7.8 million pounds of lead, and 16.3 million pounds of zinc were produced, representing decreases of 7%, 18% and 19%, respectively, in silver, lead and zinc compared to Fiscal 2022. The decrease can be attributed mainly to the upgrades made to the ventilation and electric power facilities at the GC Mine to comply with newly-implemented safety production regulations. These improvements impacted operations during the second quarter but were completed in the third quarter.

The consolidated operational results for the past five quarters and for the years ended March 31, 2023 and 2022 are summarized as follows:

Consolidated	Q4 F2023	Q3 F2023	Q2 F2023	Q1 F2023	Q4 F2022	Year ended March 31,
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	2023	2022

Production Data
Ore Mined (tonne)	181,848	296,050	290,981	300,104	180,505	1,068,983	996,280
Ore Milled (tonne)	179,393	303,442	291,643	298,176	182,670	1,072,654	1,002,335

Head Grades
Silver (gram/tonne)	210	207	209	210	213	209	209
Lead (%)	3.0	3.3	3.1	3.1	3.2	3.1	3.2
Zinc (%)	1.1	1.3	1.2	1.4	1.4	1.3	1.5

Recovery Rates
Silver (%)	93.3	94.4	94.2	94.5	94.2	94.2	93.8
Lead (%)	94.7	94.7	93.6	94.7	95.2	94.4	94.6
Zinc (%)	81.0	81.3	78.2	78.1	75.8	79.5	79.3

Metal production
Silver (in thousands of ounces)	1,106	1,853	1,798	1,860	1,146	6,617	6,149
Gold (in thousands of ounces)	1.0	1.1	1.2	1.1	0.5	4.4	3.4
Lead (in thousands of pounds)	10,938	20,059	17,983	19,088	11,962	68,068	64,431
Zinc (in thousands of pounds)	3,577	6,974	5,986	6,926	4,101	23,463	26,812

Metals sold
Silver (in thousands of ounces)	1,073	1,860	1,789	1,915	1,173	6,637	6,265
Gold (in thousands of ounces)	1.0	1.1	1.2	1.1	0.5	4.4	3.4
Lead (in thousands of pounds)	10,021	19,273	17,268	19,125	12,279	65,687	63,563
Zinc (in thousands of pounds)	3,451	7,119	5,940	6,928	4,340	23,438	26,809

The operational results at the Ying Mining District for the past five quarters and for the years ended March 31, 2023 and 2022 are summarized as follows:

Ying Mining District	Q4 F2023	Q3 F2023	Q2 F2023	Q1 F2023	Q4 F2022	Year ended March 31,
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	2023	2022

Production Data
Ore Mined (tonne)	132,205	206,854	215,927	214,038	130,612	769,024	681,398
Ore Milled (tonne)	130,910	213,830	216,262	212,055	131,731	773,057	684,293

Head Grades
Silver (gram/tonne)	255	262	257	267	271	261	272
Lead (%)	3.6	4.0	3.7	3.9	3.9	3.8	3.9
Zinc (%)	0.6	0.7	0.7	0.7	0.8	0.7	0.8

Recovery Rates
Silver (%)	95.2	95.7	95.5	95.7	95.2	95.6	95.1
Lead (%)	95.3	95.4	94.1	95.4	96.1	95.0	95.6
Zinc (%)	68.3	66.4	62.5	58.1	57.4	63.2	59.7

Metal production
Silver (in thousands of ounces)	997	1,674	1,657	1,696	1,062	6,024	5,509
Gold (in thousands of ounces)	1.0	1.1	1.2	1.1	0.5	4.4	3.4
Lead (in thousands of pounds)	9,688	17,647	16,201	16,718	10,542	60,254	54,883
Zinc (in thousands of pounds)	1,164	2,082	1,976	1,928	1,317	7,150	6,767

Metals sold
Silver (in thousands of ounces)	966	1,675	1,649	1,759	1,058	6,049	5,619
Gold (in thousands of ounces)	1.0	1.1	1.2	1.1	0.5	4.4	3.4
Lead (in thousands of pounds)	8,924	16,969	15,587	16,760	10,278	58,240	53,892
Zinc (in thousands of pounds)	1,115	2,143	1,882	2,035	1,524	7,175	6,609

The operational results at the GC Mine for the past five quarters and for the years ended March 31, 2023 and 2022 are summarized as follows:

GC Mine	Q4 F2023	Q3 F2023	Q2 F2023	Q1 F2023	Q4 F2022	Year ended March 31,
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	2023	2022

Production Data
Ore Mined (tonne)	49,643	89,196	75,054	86,066	49,893	299,959	314,882
Ore Milled (tonne)	48,483	89,612	75,381	86,121	50,939	299,597	318,042

Head Grades
Silver (gram/tonne)	88	75	72	71	62	75	75
Lead (%)	1.3	1.4	1.2	1.4	1.4	1.3	1.5
Zinc (%)	2.5	2.8	2.7	2.9	2.8	2.8	3.2

Recovery Rates
Silver (%)	78.9	83.0	81.0	83.4	82.4	81.9	83.8
Lead (%)	90.9	90.3	88.5	89.8	88.7	89.8	89.2
Zinc (%)	89.3	90.1	89.6	90.4	89.8	89.9	89.6

Metal production
Silver (in thousands of ounces)	109	179	141	164	84	593	640
Lead (in thousands of pounds)	1,250	2,412	1,782	2,370	1,420	7,814	9,548
Zinc (in thousands of pounds)	2,413	4,892	4,010	4,998	2,784	16,313	20,045

Metals sold
Silver (in thousands of ounces)	107	185	140	156	115	588	646
Lead (in thousands of pounds)	1,097	2,304	1,681	2,365	2,001	7,447	9,671
Zinc (in thousands of pounds)	2,336	4,976	4,058	4,893	2,816	16,263	20,200

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: creating shareholder value; generating free cashflow from long life mines; organic growth; mergers and acquisitions; and estimated production from the Company's mines in the Ying Mining District and the GC Mine.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:00e 13-APR-23